

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2006

VIA U.S. MAIL AND FAX (630) 798-3799
Mr. James Dite
Vice President and Controller
Tellabs, Inc.
One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563

> **Re:** **Tellabs, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2005**
> **Filed March 14, 2006**
> **File No. 0-9692**

Dear Mr. Dite:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director